Carthew Bay Technologies Re-negotiates RTO Terms with Colorep, Inc.

TORONTO, October 27, 2008 (PRIME NEWSWIRE) -- Carthew Bay Technologies Inc. (OTCBB:CWBYF) (the "Company" or "CBT"), formerly Astris Energi Inc., announced today that it has re-negotiated the terms of the transaction with Colorep, Inc. (“Colorep”) whereby shares of CBT will be exchanged for all of the issued and outstanding shares of Colorep (the "RTO").

In exchange for CBT agreeing to extend the closing deadline of the RTO from December 31, 2008 to June 30, 2009, Colorep will increase the ownership percentage of the post-RTO company held by the current CBT shareholders such that upon closing of the RTO transaction, CBT shareholders shall hold 12.753% of the post-RTO common stock of the surviving company, based upon the current issued and outstanding shares of Colorep. In addition, in the event that Colorep issues additional shares or securities convertible into shares of Colorep prior to the RTO, CBT will be granted dilution protection such that in no event shall the interest of the current CBT shareholders in the surviving company be allowed to fall below 8% of the issued and outstanding post-RTO common stock of the surviving company (based on the current issued and outstanding shares of Colorep), or 5.3% of the post-RTO ownership of the surviving company, as calculated on a fully diluted basis.

As a further inducement to extend the closing, Colorep has agreed to: (i) increase their obligation to contribute to CBT overhead expenses from $20,000 to $30,000 per month and to pre-pay such amounts through the end of January, 2009; (ii) pay any outstanding accrued interest on CBT debentures and thereafter make interest payments on a monthly basis as well as to pre-pay future interest on same through to the end of January, 2009; (iii) pay any and all amounts outstanding to CBT in respect of legal or costs owing to CBT plus all reasonable costs associated with effecting this amendment, to a maximum of $307,000 including the satisfaction of (i) and (ii) above. Any amounts still outstanding in excess of the $307,000 cap will be payable on February 1, 2009.

“This extension enables Colorep to conclude its audit, which has taken much longer than anticipated, and allows CBT to file a registration statement with the SEC shortly thereafter,” said Michael Liik, President and CEO of CBT. He went on to say, “I am pleased with the improved economics of this revised deal and the downside protection that it offers to our shareholders and look forward to participating in this exciting new technology.”

About Colorep and Transprint USA

About Colorep, Inc.

Colorep, Inc. (www.colorep.com) is a leader in subsurface printing and fabric dyeing technologies, providing products and services to the promotion, apparel, commercial furnishings and home decor markets. Colorep provides these services to companies through its wholly-owned subsidiary, BetaColor LLC, its printing applications division and through the licensing of its technology to manufacturers in these addressable markets. Colorep's technology encompass a range of advances in the coloration and decoration of fabrics, vinyl, plastics, and coated metals. Its AirDye(tm) technology introduces coloration of fabric without negative environmental impacts.

About Transprint USA, Inc.

Transprint USA, Inc., a wholly-owned subsidiary of Colorep ("Transprint") (www.transprintusa.com), is a leading supplier of transfer-printing paper for decorating polyester, polyester rich substrates and certain other synthetic materials. With a design library of over 12,000 designs, Transprint is a leader in design choice and innovation. Transprint's products include Transwide(tm), a patented, exclusive product providing transfer-printing paper up to 126" (320cms) and Transeeze(tm), a release paper product for the printing of vinyl and other plastics. Transprint supplies its worldwide customer base through a direct sales force and agents located in a number of foreign countries.

Notes on Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements with respect to CBT's plans, objectives, expectations and intentions and other statements identified by words such as "may," "could," "would," "should," "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions. These statements are based upon the current assumptions, beliefs and expectations of CBT's management and are subject to known and unknown risks and uncertainties, many of which are beyond CBT's control. Such risks include those detailed in CBT's filings with the Securities and Exchange Commission and the Alberta Securities Commission. Actual results may differ from those set forth in the forward-looking statements. CBT undertakes no obligation to update any forward-looking statements, except as required by law.

CONTACT:	Carthew Bay Technologies Inc.
Michael Liik, President & CEO
416-307-4015
Fx: 416-365-1719